UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TippingPoint Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

888011  10  3

(CUSIP Number)

3Com Corporation
350 Campus Drive
Marlborough, Massachusetts
(508) 323-5000
Attn: General Counsel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888011 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 3Com Corporation (I.R.S. Identification No. 94-2605794)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,096,717(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,294,618(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.0%(3)

14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the common stock referred to herein is being reported hereunder solely because 3Com Corporation (the “Reporting Company”) may be deemed to have beneficial ownership of such shares as a result of the voting agreements and irrevocable proxies described in Item 6 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by 3Com Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  4,096,717 outstanding shares of TippingPoint Technologies, Inc. common stock are subject to voting agreements and irrevocable proxies entered into between TippingPoint Technologies, Inc. and certain stockholders of TippingPoint Technologies, Inc. (discussed in Items 3 and 4 below), which number excludes 197,901 shares issuable upon exercise of outstanding options which are either vested or will vest within 60 days of December 13, 2004.

(2) Based on the number of shares of TippingPoint Technologies, Inc. common stock outstanding as of December 10, 2004 (as represented by TippingPoint Technologies, Inc. in the Merger Agreement discussed in Item 4 below).  The number of shares of TippingPoint Technologies, Inc. common stock indicated, including the 197,901 shares of TippingPoint Technologies, Inc. common stock subject to options that are currently exercisable or exercisable within sixty days of December 13, 2004, represents approximately 54.0% of the outstanding TippingPoint Technologies, Inc. common stock.

(3) Based on the number of shares of TippingPoint Technologies, Inc. common stock outstanding as of December 10, 2004 (as represented by TippingPoint Technologies, Inc. in the Merger Agreement discussed in Item 4 below).  The number of shares of TippingPoint Technologies, Inc. common stock indicated, including the 197,901 shares of TippingPoint Technologies, Inc. common stock subject to options that are currently exercisable or exercisable within sixty days of December 13, 2004, represents approximately 54.0% of the outstanding TippingPoint Technologies, Inc. common stock.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of TippingPoint Technologies, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 7501B North Capital of Texas Highway, Austin, Texas 78731.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of 3Com Corporation, a Delaware corporation (the “Reporting Company”), with its principal executive office at 350 Campus Drive, Marlborough, Massachusetts 01752.  The principal business of the Reporting Company is the development of secure, converged voice and data networking solutions for enterprises of all sizes.

Attached as Annex A is a chart setting forth, with respect to each executive officer, director and controlling person of the Reporting Company, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, neither Reporting Company nor, to the knowledge of Reporting Company, any executive officer, director or controlling person of Reporting Company named on Annex A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Reporting Company nor, to the knowledge of Reporting Company, any executive officer, director or controlling person of Reporting Company named on Annex A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Company, each executive officer, director or controlling person of Reporting Company is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

Reporting Company, Issuer and Topaz Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Reporting Company (the “Merger Sub”), entered into an Agreement and Plan of Merger, dated as of December 13, 2004 (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub will be merged with and into Issuer with Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Reporting Company (the “Merger”).  As a result of the Merger, each issued and outstanding share of the Issuer’s Common Stock will be automatically converted into the right to receive $47.00 in cash.  In addition, Reporting Company will assume all options or other rights to purchase capital stock of the Issuer outstanding under the Issuer’s existing stock option plans, excluding the Issuer’s stock purchase plans, and each such option or other right to purchase capital stock of the Issuer will be or will later become exercisable for shares of the Reporting Company rather than shares of the Issuer, in a number adjusted to reflect the Option Exchange Ratio (as defined in the Merger Agreement), and at an exercise price adjusted to reflect the Option Exchange Ratio.  The consummation of the Merger is subject to the approval of the stockholders of the Issuer, receipt of necessary approvals under applicable antitrust laws, and other customary closing conditions.

The Merger Agreement is incorporated by reference from Exhibit 2.1 to the Reporting Company’s current report on Form 8-K filed with the SEC on December 16, 2004 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

In addition, as an inducement for the Reporting Company to enter into the Merger Agreement, certain stockholders of the Issuer, as identified in Item 6, entered into voting agreements and irrevocable proxies dated as of December 13, 2004, with respect to an aggregate of 4,096,717 shares of Common Stock (the “Voting Agreements”).  The Reporting Company did not pay additional consideration to these stockholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements, see Item 6 below, which description is incorporated herein by reference in response to this Item 3.  The form of Voting Agreement is filed herewith as Exhibit 2.

Item 4.	Purpose of Transaction

1.               (a)-(j).  The purpose of the Merger and the Merger Agreement is to enable Reporting Company to acquire control of Issuer and to acquire all of the outstanding shares of Common Stock.  For a description of the Merger Agreement and Voting Agreements, see Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4.

2.               Once the Merger is consummated, Merger Sub will be merged with and into Issuer, the separate corporate existence of Merger Sub will cease and Issuer will continue as the surviving corporation and a wholly-owned subsidiary of Reporting Company.  As a result of the Merger, all issued and outstanding shares of Common Stock will be cancelled and automatically converted into the right to receive $47.00 per share in cash.  After the closing of the Merger, Reporting Company intends to terminate the listing of Issuer’s shares on the Nasdaq National Market and terminate Issuer’s registration pursuant to Section 12(g)(4) of the Act.

Item 5.	Interest in Securities of the Issuer
(a)

According to the representations made in Article II of the Merger Agreement, as of December 10, 2004, there were issued and outstanding 7,759,454 shares of Common Stock.  As of the date hereof, the Reporting Company has beneficial ownership of 4,294,618(4) of such shares, representing approximately 54.0% of the outstanding shares of Common Stock.  Except as set forth in this Item 5, none of Reporting Company, nor any other person controlling Reporting Company nor, to the knowledge of Reporting Company, any individual named in Annex A to this Schedule 13D, beneficially owns any shares of Common Stock.

(b)	The Reporting Company has the shared power to vote or to direct the vote of 4,096,717 shares of Common Stock held by Reporting Company.
(c)

To the knowledge of Reporting Company, no transactions in the Common Stock were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a).

(d)	To the knowledge of Reporting Company, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following stockholders of the Issuer entered into Voting Agreements dated as of December 13, 2004, with respect to an aggregate of 4,096,717 shares of Common Stock: John McHale, the McHale-Mathesson Foundation, Paul Zito, Z Start I, L.P., the McHale Family Trust, Donald K. McKinney, the McKinney Family Trust, Watershed Capital I, L.P., James E. Cahill, Craig Cantrell, Marc Willebeek-LeMair, and James Hamilton.

(4) Includes 4,096,717 outstanding shares of Common Stock, and 197,901 shares of Common Stock issuable upon exercise of options to purchase Common Stock that are exercisable within 60 days of December 13, 2004.

The Voting Agreements provide that the respective stockholders shall not, among other things, transfer any of such party’s shares of Common Stock subject to the Voting Agreement until the expiration date of the Voting Agreement.  The expiration of the Voting Agreements is the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement.  In addition, the Voting Agreements provide that until the expiration of the Merger Agreements as described above, the respective stockholders shall vote all of their shares, including any additional shares acquired after the date of the Voting Agreement, at any meeting of stockholders (i) in favor of the adoption of the Merger Agreement, (ii) against the approval of any proposal made in opposition to, or in competition with, the Merger Agreement and the consummation of the Merger, (iii) against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement and (iv) in favor of waiving any notice that may have been or may be required relating to the approval of the Merger.

In connection with the Voting Agreements, each stockholder listed above also delivered to the Reporting Company an irrevocable proxy with respect to the Common Stock held by such stockholder and subject to the Voting Agreements.  The irrevocable proxies allow the Reporting Company to vote the shares of Common Stock subject to the Voting Agreements in the same manner as set forth above.

References to and descriptions of the Voting Agreements in this Item 6 and throughout this Statement on Schedule 13D are qualified in their entirety by this reference to the form of Voting Agreement, which is filed as Exhibit 2 to this Statement on Schedule 13D, where such references or descriptions appear.

Except as described above and in Items 3 through 5 of this Statement on Schedule 13D, which is hereby incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Company and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1.

Agreement and Plan of Merger by and among 3Com Corporation, Topaz Acquisition Corporation and TippingPoint Technologies, Inc., dated as of December 13, 2004 (incorporated by reference to the Reporting Company’s current report on Form 8-K filed with the SEC on December 16, 2004).

2.	Form of Voting Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2004
Date
/s/ Neal Goldman
Signature
Neal Goldman, Senior Vice President, Management Services, General Counsel and Secretary
Name/Title

Annex A

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Company.  Unless otherwise indicated, each person identified below has United States citizenship and each executive officer is employed by the Reporting Company.  The principal address of Reporting Company, and unless otherwise indicated below, the current business address for each executive officer listed below is 350 Campus Drive, Marlborough, Massachusetts 01752.

EXECUTIVE OFFICERS

Name	Position with the Reporting Company
Bruce L. Claflin	President and Chief Executive Officer

Donald M. Halsted, III	Executive Vice President, Finance and Chief Financial Officer

Susan H. Bowman	Senior Vice President, Human Resources

Neal D. Goldman	Senior Vice President, Management Services, General Counsel and Secretary

Hilton Nicholson	Senior Vice President, Product Operations

Anik Bose	Vice President, Corporate Business Development

DIRECTORS

Name	Present Business Address	Present Principal Occupation
Eric A. Benhamou	See address of the Reporting Company above.	Chairman of the Board of Directors of the Reporting Company; Chairman of the Board of the following companies: PalmOne, Inc., PalmSource, Inc. and Cypress Semidonductor Corporation

Bruce L. Claflin	See address of the Reporting Company above.	President and Chief Executive Officer of the Reporting Company

Gary T. DiCamillo	TAC Worldwide Companies 888 Washington Street Dedham, Massachusetts 02026	Chief Executive Officer, TAC Worldwide Companies (a large privately-held technical staffing company)

Julie St. John	Fannie Mae 3900 Wisconsin Avenue, NW Washington, DC 20016-2892	Executive Vice President and Chief Information Officer, Enterprise Systems and Operations division, Fannie Mae (a large non-bank financial services company)

James R. Long	See address of the Reporting Company above.	Retired Executive Vice President, Nortel Networks Corporation (a provider of telephony, data, wireless and wireline solutions for the Internet)

Raj Reddy	Carnegie Mellon University 5000 Forbes Avenue Pittsburgh, Pennsylvania 15213	Professor of Computer Science and Robotics, Carnegie Mellon University

David C. Wajsgras	Lear Corporation 21557 Telegraph Road Southfield, MI 48086	Senior Vice President and Chief Financial Officer, Lear Corporation (a Fortune 500 automotive supplier)

Paul G. Yovovich	Lake Capital 676 North Michigan Ave Suite 3900 Chicago, IL 60611	President, Lake Capital (a private investment firm)